SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


Lynch Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


___________________551137102_________________________
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
 (914) 921-8821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


______________________June 11, 2003_____________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.















CUSIP No. 551137102
	13D
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

 1,000     (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

1,000        (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,000             (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 551137102

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Venator Merchant Fund, L.P.
I.D. NO.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS  (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   DE

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  None (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

  200,241 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  200,241 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.37%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN

CUSIP No. 551137102

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Venator Global, LLC     I.D. NO.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS  (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   DE

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  None (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

  NONE (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  NONE (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC

Item 1.		Security and Issuer
The class of equity securities to which this statement on Schedule
13D relates is the Common Stock, no par value per share ("Securities"), of Lynch Corporation. (the "Issuer"), an Indiana corporation with principal offices located at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903.

Item 2.		Identity and Background
	(a), (b), and (c) - This statement is being filed by Marc J.
Gabelli, Venator Global, LLC and Venator Merchant Fund, L.P.  Marc Gabelli is a
portfolio manager with Gabelli Asset Management, Inc., a publicly-traded
financial services firm.   Marc Gabelli is a director of the Issuer and also a
director of Lynch Interactive Corporation.  Marc Gabelli's business address is
One Corporate Center, Rye, New York 10580. Venator Global LLC's and Venator
Merchant Fund, L.P.'s business address is c/o Marc Gabelli, One Corporate
Center, Rye, New York 10580.
	Venator Merchant Fund, L.P. is an investment limited partnership whose objective is to provide capital appreciation by investing in public and private companies.  Venator Global, LLC is the general partner of Venator
Merchant Fund, L.P.  Marc Gabelli is the President of Venator Global, LLC.
	Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		(d) and (e) - During the last five years, Marc Gabelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		(f) - Marc Gabelli is a citizen of the United States.  Venator
Merchant Fund, L.P. is a Delaware limited partnership.   Venator Global, LLC is
a Delaware limited liability company.

Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $1,241,540 to purchase the Securities reported as beneficially owned in Item 5. Venator
Merchant Fund, L.P. used approximately $1,211,459 of the investment funds of the Partnership to purchase the Securities reported by it.  Marc Gabelli used approximately $30,081 of personal funds to purchase the Securities reported by him, which Securities were acquired prior to the spin-off of Lynch Interactive
Corporation from the Issuer.
Item 4.		Purpose of Transaction
		 On June 11, 2003, Venator Merchant Fund, L.P. acquired 200,241 of the Securities from Mario J. Gabelli in a private transaction.
		As a director of the Issuer, Marc Gabelli is actively involved in the management of the Issuer.  Accordingly, in the normal course of his duties as a director of the Issuer, Marc Gabelli may consider, analyze or propose corporate transactions involving the Issuer or its subsidiaries, sales or transfers of assets of the Issuer, changes
in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer, changes in the Issuer's business or corporate structure and similar actions affecting the Issuer.
		Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of
Schedule 13D.
Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 201,241 shares, representing 13.43% of the 1,497,883 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended March 31, 2003.  The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock
% of Class of
Common
Marc Gabelli

1,000
0.06%
Venator Merchant Fund,
L.P.
200,241
13.37%




Marc Gabelli is deemed to have beneficial ownership of the
Securities owned beneficially by Venator Merchant Fund, L.P. and Venator
Global, LLC.  Venator Global, LLC is deemed to have beneficial ownership of the
Securities owned beneficially by Venator Merchant Fund, L.P.
(b) Marc Gabelli has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported by him. Pursuant to a voting agreement dated June 11, 2003, Venator Merchant
Fund, L.P. gave Mario J. Gabelli its proxy with respect to the 200,241 shares reported by it, and consequently, Venator Merchant Fund, L.P. does not have authority to vote these shares. A copy of this voting agreement is attached hereto as Exhibit B.
		(c) On June 11, 2003, Venator Merchant Fund, L.P. purchased 200,241 of the Securities from Mario J. Gabelli at a price of $6.05 per share in a private transaction.
		(d) Not applicable.
(e) Not applicable.

Item 7.		Material to be Filed as an Exhibit
		The following Exhibits A and B are attached hereto.
The following Exhibit C is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule 13D of the Reporting Persons with respect to Edgewater Technologies, Inc.
Exhibit A:	Joint Filing Agreement
	Exhibit B:	Voting Agreement
Exhibit C:	Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and
James E. McKee from Marc J. Gabelli.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	June 16, 2002

MARC J.GABELLI


By:  /s/ James E. McKee
    James E. McKee
    Attorney-in-Fact



VENATOR MERCHANT FUND, L.P.
VENATOR GLOBAL, LLC

By:  /s/ James E. McKee
   James E. McKee
   Attorney-in-Fact
   for Marc Gabelli
   President, Venator Global,
LLC








Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, no par value Per share, of Lynch Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
		IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 17th day of June 2003.



MARC J. GABELLI



By:/s/ James E. McKee

     James E. McKee
     Attorney-in-Fact



VENATOR MERCHANT FUND, L.P.
VENATOR GLOBAL, LLC

By:  /s/ James E. McKee
    James E. McKee
    Attorney-in-Fact
    for Marc Gabelli
    President, Venator Global, LLC





Exhibit B.


	VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of the 11th day of June, 2003 (the "Effective Date"), by and between Venator Merchant Fund, L.P., a Delaware limited partnership ("Venator") and Mario J. Gabelli (the "Proxy Holder").

In consideration of the agreements and mutual covenants set forth herein, the parties agree as follows:

	1.	Appointment of Proxy Holder.  Venator hereby grants to the Proxy
Holder, simultaneously with the execution of this Agreement, its proxy, with full power of substitution, and grants the Proxy Holder complete control over all rights to vote or consent (including rights to be present or absent for quorum purposes) with respect to the 200,241 shares (the "Shares") of common stock of Lynch Corporation (the "Company") that Venator is purchasing from the Proxy Holder in accordance with the terms of the Stock Purchase Agreement dated June 11, 2003.

	2.	Irrevocable Proxy.

(a)	The irrevocable proxy created hereby shall expire on June 30,
2004, and throughout such period the Proxy Holder shall have the exclusive right to vote the Shares or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the certificate of incorporation of the Company, or other certificate filed pursuant to law, in person or by proxy, at all meetings of the stockholders of the Company, and in all proceedings wherein the vote or written consent of stockholders may be required or authorized by law, subject to such instructions as are contained in this Agreement.

	(b)	The Proxy Holder may, in his sole and absolute discretion,
terminate this Agreement on thirty (30) days notice.

	3.	Dividends.  Notwithstanding anything to the contrary contained herein, at all times Venator shall be entitled to receive payments of dividends, if any, upon their Shares. If any dividend in respect of the Shares is paid, in whole or in part, in stock of the Company having general voting powers, the Proxy Holder shall likewise have voting power, subject to the terms of this Agreement, for stock which is received on account of such dividend.

	4.	Dissolution of Company.  In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, Venator shall receive the moneys, securities, rights, or property to which the holders of the capital stock of the Company are entitled.

	5.	Rights of Proxy Holder.

		(c)	The Proxy Holder shall have the right, subject to the
provisions set forth in this Agreement, to exercise, in person or by his nominees or proxies, all of Venator's voting rights and powers in respect of all stock hereunder, and to take part in or consent to any corporate or stockholders' action of any kind whatsoever. The right to vote shall include the right to vote for the election of directors, and in favor of or against any resolution or proposed action of any character whatsoever, which may be presented at any meeting or require the consent of stockholders of the Company. Without limiting such general right, it is understood that such action or proceeding may include, upon terms satisfactory to the Proxy Holder, or to his nominees or proxies thereto appointed by him, the mortgaging of, creating a security interest in and/or pledging of all or any part of the property of the Company; the lease or sale of all or any part of the property of the Company; the commencement of voluntary bankruptcy or similar insolvency proceedings by the Company; the commencement of any business by the Company other than as stated in its certificate of incorporation in effect on the date hereof; the amendment of the certificate of incorporation of the Company;
the dissolution of the Company; or the consolidation, merger, reorganization, or recapitalization of the Company.

		(d)	In voting the stock held by him hereunder either in person or by his nominees or proxies, the Proxy Holder shall exercise his best judgment to select suitable directors of the Company, and, in voting upon any matters that may come before him at any stockholders' meeting, the
Proxy Holder shall exercise like judgment.

	6.	Severability.  Any provision of this Agreement prohibited or unenforceable under any applicable law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by law, to the end that this Agreement shall be enforceable as written.

	7.	Successors.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns.

	8.	Modification and Amendment.  This Agreement may not be modified or amended except by a writing signed by each of the parties hereto.

	9.	Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

	10.	Counterparts.  This Agreement may be executed in several
counterparts, each of which shall be an original, and such counterparts shall together constitute but one and the same instrument.

	11.	Pronouns.  Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

	12.	Headings.  The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

	13.	Further Assurances.  Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

	14.	Entire Agreement.  This Agreement represents the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, among the parties with respect to the subject matter hereof.

	IN WITNESS WHEREOF, Venator and the Proxy Holder have signed this
Agreement.




	Mario J. Gabelli, as Proxy Holder


VENATOR MERCHANT FUND, L.P.



By:				____________
		Marc J. Gabelli
	President of Venator Global, LLC,
	General Partner
1

10